

07000649

TATES
ANGE COMMISSION
D.C. 20549



RECEIVED
FEB 26 2007
186
PROCESSING
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010106 (MM/DD/YY) AND ENDING 123106 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Integrated Financial Planning Services
(No. and Street)

Karlstrasse 20, Heidelberg, Germany 69117
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Swanson 01149-6221-23597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA
(Name – *if individual, state last, first, middle name*)

Werastrasse 105, Stuttgart, Germany 70190
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integrated Financial Planning Services
Audited Balance Sheet

	Dec 31, '06
ASSETS	
Current Assets	
Checking/Savings	
100 · M & T Main Acct	166,894.92
102 · Commerzbank	-29,086.34
111 · M & T Special Acct	179.21
Total Checking/Savings	137,987.79
Accounts Receivable	
1200 · Accounts Receivable	4,897.26
Total Accounts Receivable	4,897.26
Other Current Assets	
104 · Acct Rec - Other	1,537.48
106 · Acct Rec - Reps Comms	6,310.38
110 · NASD Cash Account	3,729.10
113 · Acct Rec MF Commissions	119,134.94
115 · Cash on Deposit	5,000.00
132 · Prepaid Renewal Fees	7,408.00
133 · Prepaid Insurance	2,520.50
134 · Prepaid Legal Fees	15,000.00
136 · Prepaid Computer Service	5,000.00
Total Other Current Assets	165,640.40
Total Current Assets	308,525.45
Fixed Assets	
140 · Furniture & Equipment	95,164.77
150 · A/D - Furn & Equip	-76,924.33
Total Fixed Assets	18,240.44
TOTAL ASSETS	**326,765.89**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 · AP Representatives	275.51
205 · Accounts Payable	1,501.55
210 · Comm. Payable	99,308.93
Total Other Current Liabilities	101,085.99
Total Current Liabilities	101,085.99
Total Liabilities	101,085.99
Equity	
300 · Owners Equity	32,326.98
3000 · Opening Bal Equity	261,546.74
310 · Owners Draw	-31,621.39
311 · Owner's Contibution	22,537.45
Net Income	-59,109.88
Total Equity	225,679.90
TOTAL LIABILITIES & EQUITY	**326,765.89**

Integrated Financial Planning Services
Audited Profit & Loss

	Jan - Dec '06
Ordinary Income/Expense	
Income	
404 · Rev - Life Insurance	326,643.46
405 · Rev - MF Commissions	1,130,057.86
410 · Rev - NASD Fees	
Cont. Ed. Fee	1,585.00
Disclosure Fee	315.00
Fingerprint Fee	375.00
Registration	525.00
Series 6 Exam	85.00
Series 63 Exam	445.00
State Regis Fee	1,300.00
Termination Fee	1,320.00
Total 410 · Rev - NASD Fees	5,950.00
413 · Rev - Comp. Review	500.00
415 · Rev - Bonding Fees	3,360.00
420 · Rev - Investment Fair	13,751.00
425 · Rev - Compliance Meetings	4,020.00
430 · Rev - Integrated Benefits	1,881.58
Total Income	1,486,163.90
Expense	
501 · Admin Fees	
Compliance	11,800.00
Continuing Education	7,200.00
General	8,147.00
NASD Administration	3,558.45
Supervisory Reviews	400.00
Total 501 · Admin Fees	31,105.45
502 · Accounting Fees	42,000.00
505 · Advertising	7,382.28
506 · Audit Expense	1,200.00
510 · Auto Expense	
Gas	2,355.34
Parking	770.23
Service	1,085.37
Total 510 · Auto Expense	4,210.94
512 · Bank Service Charges	2,034.63
514 · Commissions-Side Charges	2,644.87
515 · MF Commission Reps	984,989.97
517 · Depreciation	13,810.24
520 · Contact Labor Expense	
Belk, Claudia	15,392.75
Lewis, Gianinna	3,430.00
Lohnsteuer	1,293.34
Manbeck, Christi	8,891.00
Total 520 · Contact Labor Expense	29,007.09
521 · Membership Dues	647.02
522 · Subscriptions	413.79
524 · Meals & Entertainment	16,405.66
528 · Conference Fees	2,360.00
530 · Insurance Expense	
Auto	2,207.94
Medical-Dental	6,361.50
Total 530 · Insurance Expense	8,569.44
535 · Investment Fair	
Hotel	22,336.72
Meals & Entertainment	1,166.73
office exp	2,222.26
Prizes	2,417.56
Total 535 · Investment Fair	28,143.27

	Jan - Dec '06		
536 · Compliance Meetings			4,312.75
537 · Legal & Professional Fees			56,019.35
543 · Bonding Fee			3,934.96
544 · Regis Fees			1,079.09
545 · NASD Expenses			
Annual Fee		7,035.00	
Cont. Ed. Fee		1,575.00	
Disclosure Fee		980.00	
Fingerprint Fee		328.00	
Foreign Exam Fee		30.00	
Registration		1,085.00	
Series 6 Exam		75.00	
Series 63 Exam		410.00	
State Regis Fee		1,910.00	
Termination Fee		880.00	
Total 545 · NASD Expenses			14,308.00
549 · Office Expenses			8,343.44
552 · Phone			
MISC		2,850.59	
Telekom - DSL line		2,103.18	
Telekom - Phone Calls		2,727.99	
Total 552 · Phone			7,681.76
555 · Computer Expenses			3,542.70
556 · Network Subscriptions			4,541.52
557 · Publications			450.56
560 · Postage - American			799.27
561 · Postage - German			3,263.52
562 · Printing			
Business Card Printing		81.56	
562 · Printing - Other		255.38	
Total 562 · Printing			336.94
565 · Rent			22,447.10
567 · Repairs			
Office		433.33	
Total 567 · Repairs			433.33
572 · Study Guides			296.10
575 · Travel			
Air Fare		12,812.08	
Car Rental			
Gasoline	86.82		
Car Rental - Other	44.84		
Total Car Rental		131.66	
Hotel		4,104.34	
Meals & Entertainment		2,137.68	
Other		66.92	
Taxis		774.03	
Train Tickets		377.40	
Total 575 · Travel			20,404.11
576 · Utilities			6,298.83
600 · Exp - Integrated Benefits			5,665.00
614 · British Comm-Side chg			2,877.66
615 · British Comm Reps			48,247.57
Total Expense			1,390,208.21
Net Ordinary Income			95,955.69

	Jan - Dec '06
Other Income/Expense	
Other Income	
450 · Interest Income	
M & T Main Account	756.62
M & T Special Account	60.15
Total 450 · Interest Income	816.77
460 · MISC Income	4,209.20
485 · Gain/Loss on Exchange Rate	-1,896.74
Total Other Income	3,129.23
Other Expense	
580 · Taxes	
Einkommensteuer	66,345.41
Gewerbesteuer	20,265.39
Road Tax	784.10
Social Services	8,781.66
US Back Up Withholding	226.90
US Income Tax	50,338.46
Total 580 · Taxes	146,741.92
581 · Penalties	172.22
583 · NASD Focus Assessment	8,453.73
585 · Contributions	1,584.62
590 · Bad Debt	1,242.31
Total Other Expense	158,194.80
Net Other Income	-155,065.57
Net Income	**-59,109.88**

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2006

Equity, Opening Balance, Janaury 1, 2006	$	261,546.74
Owner's Equity, January 1, 2006		32,326.98
Ownership Equity, January 1, 2006	$	293,873.72
Net Income (Loss), Year-to-Date		(59,109.88)
Additions (Deductions) and Adjustments, Year-to-Date		(9,083.94)
Ownership Equity, December 31, 2006	$	225,679.90

Integrated Financial Planning Services
Statement of Cash Flows Worksheet
December 31, 2006
Year - to - Date

Net Income		$	(59,109.88)
Adjustments:			
Depreciation Expense	13,810.24		
(Increase)Decrease in A/R	80,637.30		
Increase(Decrease) in A/P	(31,383.89)		
(Increase)Decrease in Prepaid Exp.	(19,462.60)		
			43,601.05
Net Cash provided by operating activities			(15,508.83)
Purchase of Equipment	(10,416.65)		
Disposal of Equipment	-		
Capital Withdrawals & Adjustments	(9,083.94)		
			(19,500.59)
Net Increase(Decrease) to cash		$	(35,009.42)
CASH BEGINNING BALANCE, 1/1/2006			172,997.21
CASH ENDING BALANCE, 12/31/2006			137,987.79
Net change to cash		$	(35,009.42)
	Difference:		-

Integrated Financial Planning Services
Audited Net Capital Computation
December 31, 2006

Total ownership equity (o/e)	$ 225,679.90	Total Equity from Balance Sheet
Total o/e qualified for net capital	225,679.90	
Total cap & allowable subloans	225,679.90	

Total Assets from Balance Sheet	$326,765.89
Allowable Assets:	
Cash -M & T Main Op Acct	$166,894.92
Cash - Commerzbank	(29,086.34)
A/R Commissions from Fund Companies less than 30 days old	119,134.94
Less Allowable Assets	256,943.52
Non Allowable Assets	$ 69,822.37

Deductions &/or charges	
Total non-allowable assets	69,822.37
Net capital before haircuts	155,857.53
Haircuts on securities:	
Trading and investment sec:	
Other securities	-
Adjusted Net Capital	$ 155,857.53
Minimum Net Capital Requirement	$ 25,000.00
Aggregated Indebtedness	$ 101,085.99
AI to Net Capital Ratio	64.86%

Notes:

Other securities	0
Other securities@15%	0
Net cap bef cut@.10%	15,585.75
* Additional Deduction	0

* (15% of the diff between total of Mutual Funds and 10% of Net Cap before haircut)

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2006 to December 31, 2006

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on a rolling monthly average of commissions received in the last twelve months. This accrual is reversed the following month when the actual commissions received are recorded. This accrual method was adopted with the assistance of the NASD audit team in September 2004.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers and short-term receivables (advances) due from registered representatives.

4. OTHER SECURITIES represent investments in marketable equity securities held by the business and are accounted for on a fair market value basis. INVESTMENT – GAIN (LOSS) represent the aggregate amount of gain/loss of value at fair market prices computed monthly.

5. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. OTHER ASSETS represents cash on account with the NASD for exams/registrations of representatives, as well as reserve deposits with mutual fund companies.

7. ACCOUNTS PAYABLE-REGISTERED REPRESENTATIVES represent commissions due to representatives for one-time sales, thereby keeping consistency with accounting for RECEIVABLES-MUTUAL FUNDS COMMISSIONS DUE.

8. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

9. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 80% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 7).

10. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

11. CONTINGENT LIABILITY - We expect a one time expense to be incurred in 2007 based on the results of a compliance inquiry. We cannot predict the outcome of this inquiry nor make a reasonable estimate of the expense which will be incurred.

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2006

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, Integrated Financial Planning Services had net capital of $155,858, which was $130,858 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 0.65 to 1.

No material differences existed on the Broker/Dealers corresponding Part IIA Quarterly 17a-(5) Focus Report for the period ending December 31, 2006.



Stephen J. Staresinic
Certified Public Accountant
February 08, 2007

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2006, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Audited Net Capital Requirements as of December 31, 2006 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Staresinic
Certified Public Accountant
February 8, 2007

Integrated Financial Planning Services
Mr. Barry Swanson
Karlstrasse 20
69117 Heidelberg, Germany

8 February 2007

Dear Mr. Swanson,

You have requested that I audit the balance sheet of Integrated Financial Planning Services as of 31 December 2006, and the related statements of income and cash flows for the year then ending. I have confirmed my acceptance and our understanding of this engagement by means of this letter. My audit has been made with the objective of our expressing an opinion on the financial statements

In planning and performing my audit of the financial statements of Integrated Financial Planning Services for the year ended 31 December 2006, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing opinion on the financial statements and not to provide assurance of the internal control structures.

I also made a study of the practices and procedures followed by the company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company under the requirements of rule 17a-13 or section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

I have conducted our audit in accordance with Generally Accepted Auditing Standards. Those Standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Because of the test nature and other inherent limitations of an audit, together with the inherent limitations of any accounting and internal control system, there is an unavoidable risk that even some material misstatements may remain undiscovered.

In addition to our report on the financial statements, I expect to provide you with a separate letter concerning any material weaknesses in accounting and internal control systems if any come to my notice.

The responsibility for the preparation of financial statements including adequate disclosure is that of the management of the company, including establishment and maintenance of an internal control structure. This includes the maintenance of adequate accounting records and internal controls, the selection and application of accounting policies, the safeguarding of the assets of the company, making all financial records and related information available to the auditor, and for identifying and ensuring that the entity complies with the laws and regulations applicable to its activities. At the conclusion of the engagement, management will provide a representation letter that, among other things, addresses these matters and confirms certain representations made during the audit, including, to the best of their knowledge and belief, the absence of fraud involving management or those employees who have significant roles in the entity's internal control, or others where it could have a material effect on the financial statements.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the

internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.



Stephen J. Staresinic,CPA

Werastrasse 105

70190 Stuttgart

INTEGRATED FINANCIAL PLANNING SERVICES

Broker/Dealer
Member NASD/SiPC

Main Office
Karlstraβe 20
69117 Heidelberg,
Germany

Tel: +49-6221-23597
Fax: +49-6221-167376
Barry.Swanson@ifpsonline.com
ifpsde@ifpsonline.com

February 08, 2007

To Mr. Stephen J. Staresinic:

We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders' equity and cash flows of Integrated Financial Planning Services as of December 31, 2006, and balance sheet for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrated Financial Planning Services in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, [as of February 08, 2007,] the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made available to you all financial records and related data.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
7. We have no knowledge of any fraud or suspected fraud affecting the entity involving—

a. Management,
b. Employees who have significant roles in internal control, or
c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the company is contingently liable.

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11. There are no—

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies. fn 3

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Notes to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

17. There are no material weaknesses or inadequacies at December 31, 2006, or during the period January 1, 2007, to February 15, 2007, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

18. Net capital computations, prepared by the Company during the period from January 1, 2006, through December 31, 2006, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

19. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.



Barry E. Swanson, President



Kathy P. Cuomo, Financial Operations Principal

END